UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Holme & Hadfield LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Wyoming

    Date of organization
    April 29, 2019

Physical address of issuer
30 N.Gould St, ste 4000, Sheridan, Wyoming, 82801, USA

Website of issuer
www.holmeandhadfield.com

Current number of employees
0

Filer EDGAR CIK
0002022919

Filer EDGAR CCC
Mx1@EkM#

Filer EDGAR Password
8AkVf1mVDrJ@

Filer EDGAR PMAC
h0lm3$*4

Submission Contact Person Information

    Name
    Ian Holme

    Phone Number
    (130) 742-9241

    Email Address
    ian@holmeandhadfield.com

    Notification Email Address
    ian@holmeandhadfield.com

Signatories

    Name
    Ian Holme

    Signature

    Title
    Co founder & COO

    Email
    ian@holmeandhadfield.com

    Date
    May 15, 2025